UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 20, 2020, BioNTech SE (the “Company”) and Pfizer Inc. announced that they will submit a request today to the U.S. Food and Drug Administration (FDA) for Emergency Use Authorization (EUA) of their mRNA vaccine candidate, BNT162b2 against SARS-CoV-2, which will potentially enable use of the vaccine in high-risk populations in the U.S. by the middle to end of December 2020. The press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: November 20, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated November 20, 2020 – Pfizer and BioNTech to Submit Emergency Use Authorization Request Today to the U.S. FDA for COVID-19 Vaccine.